Press Release
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc.
Business and Market Update

Laval Quebec CANADA, May 31, 2007 – Neptune Technologies and Bioressources Inc. (NTB: TSX-V) (« Neptune » ) would like to update investors on recent developments and trading activity in Neptune’ s stock.

There have been no material developments at the company, which would justify the recent stock price volatility. In Neptune’ s opinion, this volatility in the market can only be explained by market speculation. Neptune does not expect anything other than good news and soon.

Update on Clinical Studies JSS Medical Research Inc.

JSS Medical Research Inc., an independent Contract Research Organization (CRO), has completed studies entitled "Evaluation of the Effects of Neptune Krill Oil on the Clinical Course of Hyperlipidemia", "Neptune Krill Oil (NKO™ ) Human Safety Assessment" and "Evaluation of the Effects of Neptune Krill Oil on the management of Premenstrual Syndrome and Dysmenorrhea". Additionally, Sciopsis Inc, a division of JSS that deals with biotechnology, conducted "Evaluation of the Effects of Neptune Krill Oil on Chronic Inflammation and Arthritic Symptoms". Dr. John Sampalis B.Sc, Hon-B.A, M.Sc, Ph.D., F.A.C.E, is the President of JSS Medical Research and is the brother of Dr. Tina Sampalis M.D., Ph.D, Ph.D. Neptune’ s V.P., Research/Business & Development.

It is important part of Neptune’ s strategy to have solid and credible clinical studies completed from the outset. "We chose JSS Medical Research to perform Neptune research based on the following facts: a) The undisputed credibility of Dr. John Sampalis, a clinical epidemiologist and tenured professor at McGill University, University of Montreal and University of Laval with numerous scholarships, awards and academic salary support from the Medical Research Council of Canada (currently CIHR) and FRSQ with over 80 publications in high ranking peer reviewed journals and over 20 million dollars in academic grants. The credibility and experience of this person was essential for us to ensure good clinical studies and the validity of these results" stated Mr Henri Harland, President and CEO of Neptune. "b) "JSS Medical Research is one of the few CROs evaluated biannually by external independent auditors to ensure compliance with government regulation and clinical research ethics.

Following the path of large and medium size biopharmaceutical companies, Neptune initiated safety and efficacy research similar in size and duration, fulfilling the requirements of Ethics Board approval at the given stage of clinical development. Data from small scale Phase II/IIIa clinical studies requires approval of an independent ethics committee alone and is used for the completion of the safety and efficacy submission to regulatory bodies such as FDA for NDI approval.

The clinical research performed by JSS for Neptune has already passed rigorous due diligence by governmental agencies and scientific personnel of international food and pharmaceutical giants with whom Neptune continues to negotiate strategic alliances being on line with commitments and timelines" added Mr. Harland.

Update on Insider Trading Reports:

On May 18th President and CEO Henri Harland’ s ceased to be the sole trustee of his family trust and, as required by law, removed the 3,159,000 shares of Neptune from his insider profile. None of these 3,159,000 shares of Neptune were sold and they remain the property of the trust. Prior to the change, Mr. Harland was the sole trustee of the personal family trust. Upon the settling of the family trust, in April 1996, it was stipulated that when the youngest of his three children reached the age of 18, Mr. Harland would cease to be the controlling trustee. This change has resulted in the 3,159,000 shares of Neptune no longer being under the control of Mr. Harland and were accordingly removed from Mr. Harland’ s insider profile.

"I wish to reassure our shareholders that I, as the founder of Neptune, and my family are invested for the long-term. Following the good clinical results from the past years, Neptune started receiving high levels of interest from major international food organizations and pharmaceutical for the development of strategic alliances" stated Mr. Harland. "We have developed a unique business model and a cutting edge natural health ingredient that addresses some of the largest health concerns in the world today while we have also carefully designed a business plan and a strategic approach to maximize our shareholders’ wealth. And given that my family and I are the largest shareholders, I am more than dedicated to it." added Mr. Harland.

About Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract(TM)). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release

For further information contact:

Neptune Technologies & Bioressources Inc.	The Howard Group Inc.
André Godin	Grant Howard/David Gordon
V.P Administration and Finance	Toll free: (888) 221-0915
a.godin@neptunebiotech.com	info@howardgroupinc.com
www.neptunebiotech.com	www.howardgroupinc.com

The TSX.V has not reviewed and does not accept responsibility for the adequacy and accuracy of this news release.